Brookfield Renewable	Tel: 441-294-3304
Brookfield Renewable Partners L.P.	Fax: 441-296-4475
73 Front Street, 5th Floor	https://bep.brookfield.com
Hamilton HM12, Bermuda

September 28, 2018

Via EDGAR and e-mail

William H. Thompson

Accounting Branch Chief, Office of Consumer Products

Securities and Exchange Commission

Mail Stop 3561

Washington, DC 20549

Re:	Brookfield Renewable Partners L.P. Form 20-F for the Fiscal Year Ended December 31, 2017 Filed March 1, 2018 File No. 1-35530

Dear Mr. Thompson:

Thank you for your letter dated September 24, 2018 (the “Comment Letter”). In my capacity as Chief Financial Officer of Brookfield Renewable Partners L.P. (the “Partnership”), I am replying to the comments raised by the Staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) in the Comment Letter on behalf of the Partnership. For your convenience, your comments have been reprinted in italics below, followed by the Partnership’s response to each comment raised in your Comment Letter. References to the “Partnership” are to Brookfield Renewable Partners L.P.

Signature, page 241

1.	We note that the report was not signed by your general partner. Please file an amendment that includes the signature of your general partner.

The Partnership acknowledges the Staff’s comment and acknowledges that the signature was inadvertently omitted on its Annual Report on Form 20-F for the fiscal year ended December 31, 2017 (the “Original Form 20-F”).

The Partnership confirms that it has filed an amendment (the “Amendment”) to its Original Form 20-F solely to include a conformed signature by the Partnership’s general partner, Brookfield Renewable Partners Limited, on behalf of the Partnership. In addition, the Partnership is including in the Amendment certifications from its Chief Executive Officer and Chief Financial Officer as required by Sections 302 of the Sarbanes-Oxley Act of 2002 as Exhibits 12.1 and 12.2, respectively. Except as described above, the Amendment does not modify or update disclosures presented in the Original Form 20-F to reflect events occurring after the filing of the Original Form 20-F. Accordingly, the Amendment should be read in conjunction with the Original Form 20-F and the Partnership’s filings with the U.S. Securities and Exchange Commission subsequent to the filing of the Original Form 20-F.

***

If you have any questions or comments regarding this letter, please feel free to call me at (416) 369-3366.

Yours truly,

/s/ Wyatt Hartley

Wyatt Hartley

Chief Financial Officer

Brookfield Renewable Partners L.P.